4101 International Parkway

Carrollton, TX 75007

April 27, 2007

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Registration Statement on Form SB-2 (the “Company”)

Initially Filed June 14, 2006

File No. 333-135026

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed initially with the Commission on June 14, 2006 (File No. 333-135026) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time.  Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

TWL Corporation

By:  /s/ Dennis J. Cagan

       Dennis J. Cagan

Chief Executive Officer and President